UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RICE MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

762819100

(CUSIP Number)

Robert J. McNally

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Rice Midstream GP Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units**

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%**

14	Type of Reporting Person (See Instructions) PN (Partnership)

*                 Consists of 3,623 common units and 28,753,623 subordinated units representing limited partner interests in Rice Midstream Partners LP.  Rice Midstream GP Holdings LP is the record holder of 3,623 common units and 28,753,623 subordinated units and the owner of all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP, which is incorporated by reference to Exhibit 3.1 to Rice Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014.

**          Based on a total of 73,549,485 common units and 28,753,623 subordinated units outstanding as of November 13, 2017.

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Rice Midstream GP Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units**

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%**

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*                 Consists of 3,623 common units and 28,753,623 subordinated units representing limited partner interests in Rice Midstream Partners LP.  Rice Midstream GP Holdings LP is the record holder of 3,623 common units and 28,753,623 subordinated units and the owner of all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP, which is incorporated by reference to Exhibit 3.1 to Rice Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014.

**          Based on a total of 73,549,485 common units and 28,753,623 subordinated units outstanding as of November 13, 2017.

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Rice Midstream Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units**

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%**

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*                 Consists of 3,623 common units and 28,753,623 subordinated units representing limited partner interests in Rice Midstream Partners LP.  Rice Midstream GP Holdings LP is the record holder of 3,623 common units and 28,753,623 subordinated units and the owner of all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP, which is incorporated by reference to Exhibit 3.1 to Rice Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014.

**          Based on a total of 73,549,485 common units and 28,753,623 subordinated units outstanding as of November 13, 2017.

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Rice Energy Operating LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units**

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%**

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*                 Consists of 3,623 common units and 28,753,623 subordinated units representing limited partner interests in Rice Midstream Partners LP.  Rice Midstream GP Holdings LP is the record holder of 3,623 common units and 28,753,623 subordinated units and the owner of all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP, which is incorporated by reference to Exhibit 3.1 to Rice Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014.

**          Based on a total of 73,549,485 common units and 28,753,623 subordinated units outstanding as of November 13, 2017.

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT RE, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units**

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%**

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*                 Consists of 3,623 common units and 28,753,623 subordinated units representing limited partner interests in Rice Midstream Partners LP.  Rice Midstream GP Holdings LP is the record holder of 3,623 common units and 28,753,623 subordinated units and the owner of all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP, which is incorporated by reference to Exhibit 3.1 to Rice Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014.

**          Based on a total of 73,549,485 common units and 28,753,623 subordinated units outstanding as of November 13, 2017.

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Production Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units**

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%**

14	Type of Reporting Person (See Instructions) CO (Corporation)

*                 Consists of 3,623 common units and 28,753,623 subordinated units representing limited partner interests in Rice Midstream Partners LP.  Rice Midstream GP Holdings LP is the record holder of 3,623 common units and 28,753,623 subordinated units and the owner of all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP, which is incorporated by reference to Exhibit 3.1 to Rice Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014.

**          Based on a total of 73,549,485 common units and 28,753,623 subordinated units outstanding as of November 13, 2017.

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Investments Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units**

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%**

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*                 Consists of 3,623 common units and 28,753,623 subordinated units representing limited partner interests in Rice Midstream Partners LP.  Rice Midstream GP Holdings LP is the record holder of 3,623 common units and 28,753,623 subordinated units and the owner of all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP, which is incorporated by reference to Exhibit 3.1 to Rice Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014.

**          Based on a total of 73,549,485 common units and 28,753,623 subordinated units outstanding as of November 13, 2017.

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units**

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%**

14	Type of Reporting Person (See Instructions) CO (Corporation)

*                 Consists of 3,623 common units and 28,753,623 subordinated units representing limited partner interests in Rice Midstream Partners LP.  Rice Midstream GP Holdings LP is the record holder of 3,623 common units and 28,753,623 subordinated units and the owner of all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP, which is incorporated by reference to Exhibit 3.1 to Rice Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014.

**          Based on a total of 73,549,485 common units and 28,753,623 subordinated units outstanding as of November 13, 2017.

This Amendment No. 2 to Schedule 13D (Amendment No. 2) amends and supplements or restates (where indicated) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on December 23, 2014, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on March 7, 2016 (as amended, Schedule 13D ).  Capitalized terms used in this Amendment No. 2 and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1.         Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the common units representing limited partner interests (the Common Units) and subordinated units representing limited partner interests (the Subordinated Units, and together with the Common Units, the Units) of Rice Midstream Partners LP, a Delaware limited partnership (the Issuer). The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.

Item 2.         Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit A by:

(i) Rice Midstream GP Holdings LP, a Delaware limited partnership (GP Holdings);

(ii) Rice Midstream GP Management LLC, a Delaware limited liability company (GP Management);

(iii) Rice Midstream Holdings LLC, a Delaware limited liability company (Rice Midstream Holdings);

(iv) Rice Energy Operating LLC, a Delaware limited liability company (REO);

(v) EQT RE, LLC (EQT RE), a Delaware limited liability company and successor in interest to Rice Energy Inc. (Rice);

(vi) EQT Production Company, a Pennsylvania corporation (EPC);

(vii) EQT Investments Holdings, LLC, a Delaware limited liability company (Investments Holdings); and

(viii) EQT Corporation, a Pennsylvania corporation (EQT, and together with GP Holdings, GP Management, Rice Midstream Holdings, REO, EQT RE, EPC and Investments Holdings, the Reporting Persons).

(b)  The business address of GP Holdings, GP Management, Rice Midstream Holdings, REO, EQT RE, EPC and EQT is 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania, 15222.

The business address of Investments Holdings is 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109.

(c)  The principal business of GP Holdings is to hold limited partner interests and all of the incentive distribution rights in the Issuer.  The principal business of GP Management is to act as the general partner of GP Holdings.  The principal business of Rice Midstream Holdings is to own all of the membership interests in Rice Midstream Management LLC, the general partner of the Issuer (the RMP General Partner) and interests in other subsidiaries of EQT which are engaged in natural gas midstream activities.  The principal businesses of REO and EQT RE is to serve as intercompany holding companies for certain subsidiaries of EQT. The principal business of EPC is to engage in natural gas production activities. EPC also owns a number of EQT subsidiaries. The principal business of Investments Holdings is to serve as an intercompany holding company for subsidiaries of EQT. Prior to its acquisition of Rice, EQT conducted its business through three business segments: EQT Production, EQT Gathering and EQT Transmission. EQT Production is the largest natural gas producer in the Appalachian Basin, based on average daily sales volumes, with 13.5 Tcfe of proved natural gas, natural gas liquids and crude oil reserves across approximately 3.6 million gross acres, including approximately 790,000 gross acres in the Marcellus play, as of December 31, 2016. EQT Gathering and EQT Transmission provide gathering, transmission and storage services for EQT’s produced gas, as well as for independent third parties across the Appalachian Basin, through EQT’s ownership and control of EQT Midstream Partners, LP (NYSE: EQM), a publicly traded limited partnership formed by EQT to own, operate, acquire and develop midstream assets in the Appalachian Basin.

GP Holdings is managed by the GP Management, its general partner, and has no directors or executive officers.  GP Management, Rice Midstream Holdings, REO, EQT RE and Investments Holdings are manager-managed limited liability companies with boards of managers.  EPC and EQT are corporations with boards of directors.

The name and present principal occupation of each director, manager and, in the case of EPC and EQT, executive officer of the Reporting Persons (Covered Individuals) are set forth in the tables below.

The Covered Individuals, together with the Reporting Persons, are collectively referred to herein as the “Covered Persons.”

All Covered Persons are United States citizens. The business address of each of the Covered Individuals (except the managers of Investments Holdings) is c/o EQT Corporation, 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.  The business address of each of the managers of Investments Holdings is c/o EQT Investments Holdings, LLC, 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109.

Name	Position
EQT Corporation
Steven T. Schlotterbeck	Director, President and Chief Executive Officer
David L. Porges	Executive Chairman
Vicky A. Bailey	Director
Philip G. Behrman	Director
Kenneth M. Burke	Director
A. Bray Cary, Jr.	Director
Margaret K. Dorman	Director
Thomas F. Karam	Director
Daniel J. Rice IV	Director
James E. Rohr	Director
Norman J. Szydlowski	Director
Stephen A. Thorington	Director
Lee T. Todd, Jr.	Director
Christine J. Toretti	Director
Robert F. Vagt	Director
Jeremiah J. Ashcroft	Senior Vice President, EQT Corporation and President, Midstream
Lewis B. Gardner	General Counsel and Vice President, External Affairs
Donald M. Jenkins	Chief Commercial Officer
Charlene Petrelli	Vice President and Chief Human Resources Officer
David E. Schlosser, Jr.	Senior Vice President, EQT Corporation and President, Exploration and Production
Jimmi Sue Smith	Chief Accounting Officer

EQT Investments Holdings, LLC
Daniel A. Greenblatt	Member of Board of Managers and President
Joshua C. Miller	Member of Board of Managers and Vice President
Phillip D. Swisher	Member of Board of Manages and Executive Vice President

EQT Production Company
Robert J. McNally	Director
Charlene Petrelli	Director
David E. Schlosser, Jr.	Director and President

EQT RE, LLC
Robert J. McNally	Member of Board of Managers
Charlene Petrelli	Member of Board of Managers
David E. Schlosser, Jr.	Member of Board of Managers and President

Name	Position
Rice Energy Operating LLC
Robert J. McNally	Member of Board of Managers
Charlene Petrelli	Member of Board of Managers
David E. Schlosser, Jr.	Member of Board of Managers and President

Rice Midstream Holdings LLC
Jeremiah J. Ashcroft III	Member of Board of Managers and President
Robert J. McNally	Member of Board of Managers
Jimmi Sue Smith	Member of Board of Managers

Rice Midstream GP Management LLC
Jeremiah J. Ashcroft III	Member of Board of Managers and President
Robert J. McNally	Member of Board of Managers
Jimmi Sue Smith	Member of Board of Managers

(d)—(e)  During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Not applicable.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended to add the following two paragraphs:

On November 13, 2017, pursuant to the Agreement and Plan of Merger, dated as of June 19, 2017 (as amended by Amendment No. 1 thereto dated as of October 26, 2017, the Merger Agreement), by and among EQT, Eagle Merger Sub I, Inc. (Merger Sub) and Rice, Merger Sub merged with and into Rice (the Merger), with the result that Rice became an indirect, wholly-owned subsidiary of EQT. As a result of the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of Rice (Rice Common Stock) (other than shares of Rice Common Stock held by EQT or certain of its subsidiaries, shares held by Rice in treasury or shares with respect to which appraisal was properly demanded pursuant to Delaware law) was converted into the right to receive 0.37 of a share of common stock of EQT, no par value, and $5.30 in cash, without interest and subject to applicable withholding taxes. Immediately after the effective time of the Merger, the surviving corporation in the Merger was merged with and into EQT RE, a wholly owned indirect subsidiary of the EQT, with EQT RE surviving the second merger.

As a result of the series of transactions to effectuate the Merger, on November 13, 2017, EQT as the indirect 100% owner of GP Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 3,623 Common Units and 28,753,623 Subordinated Units held of record by GP Holdings, which based on there being 73,549,485 Common Units and 28,753,623 Subordinated Units outstanding as of November 13, 2017, represented approximately 28.1% of the outstanding Units.

Item 4.         Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented with the following additional disclosures:

(a) — (b)  As a result of the Merger, EQT obtained, among other things, Rice’s indirect 100% ownership interest in Rice Midstream Holdings, which as of November 13, 2017 indirectly owned approximately 28.1% of the limited partner interests and 100% of the incentive distribution rights of the Issuer.  In addition, EQT obtained ownership of certain other midstream assets owned directly by Rice, Rice Midstream Holdings, and certain wholly owned subsidiaries of Rice Midstream Holdings (the Rice Retained Midstream Assets).

EQT intends to seek to sell the Rice Retained Midstream Assets to EQT Midstream Partners, LP (EQM), a publicly traded Delaware limited partnership in which, as of November 13, 2017, EQT indirectly owned a 1.8% general partner interest, all of the incentive distribution rights and a 26.6% limited partner interest (the Rice Retained Midstream Transaction).  Completion of the Rice Retained Midstream Transaction would be subject to, among other things, satisfactory negotiation of a definitive agreement providing for the terms and conditions under which the applicable assets would be sold, and there can be no assurance than any such transaction will occur.

Other than the Rice Retained Midstream Transaction, as of the date of this Amendment No. 2, the Reporting Persons have not formulated any definitive plan or proposal relating to or which would result in any of the matters specified in clauses (a) through (i) of Item 4 of Schedule 13D with respect to the Issuer or its subsidiaries (the Enumerated Matters).  However, the Reporting Persons intend to evaluate a wide range of potential transactions and strategic alternatives involving the Issuer, its subsidiaries and, EQT’s other subsidiaries, that could involve any or all of the Enumerated Matters, including, without limitation, the acquisition by an affiliate of EQT of the incentive distribution rights of the Issuer and/or a merger of the Issuer with EQM. There can be no assurance that exploration of any transaction or alternative, to the extent undertaken, would result in a transaction of interest to the Reporting Persons or the Issuer, or as to the terms of any such transaction.  The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

(d)  The RMP General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by EQT. Some of the executive officers and directors of EQT and the other reporting persons also serve as executive officers or directors of the RMP General Partner. Neither the RMP General Partner nor its board of directors will be elected by the Issuer’s unitholders. Through its indirect ownership of the RMP General Partner, EQT has the right to elect the RMP General Partner’s entire board of directors.  The information disclosed in Item 5.02 of the Issuer’s Current Report on Form 8-K dated November 13, 2017 is incorporated herein by reference.

(e)   EQT, as an indirect owner of the RMP General Partner, may cause the Issuer to change its distribution policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or distribution policy of the Issuer.

Item 5.         Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

(a)—(b)  The following disclosure assume that there are a total of 73,549,485 Common Units and 28,753,623 Subordinated Units outstanding.

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to beneficially own 3,623 Common Units and 28,753,623 Subordinated Units, which together constitutes an approximately 28.1% limited partner interest in the Issuer.  The Reporting Persons have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 3,623 Common Units and 28,753,623 Subordinated Units.

As of the date of this Schedule 13D, none of the Covered Individuals own any Common Units.

(c)                               Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)                                 The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5.  Except for the foregoing and the cash distributions described in Item 6, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As a result of the Merger and related transactions, Rice Midstream Holdings and GP Holdings became indirect wholly owned subsidiaries of EQT.  Accordingly, Item 6 of Schedule 13D is hereby amended by deleting the disclosures provided in Amendment No. 1 to the Schedule 13D filed with the Commission on March 7, 2016, as the agreements described therein are no longer applicable.

Item 7.         Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

EXHIBIT A                              Joint Filing Agreement (filed herewith).

EXHIBIT B                              Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

EXHIBIT C                              Amended and Restated Limited Liability Company Agreement of Rice Midstream Management LLC (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

EXHIBIT D                              Registration Rights Agreement, dated as of December 22, 2014, by and between Rice Midstream Holdings LLC and Rice Midstream Partners LP (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014).

EXHIBIT E                               Power of Attorney dated November 15, 2017 (filed herewith).

EXHIBIT F                                Agreement and Plan of Merger, dated as of June 19, 2017, by and among Rice Energy Inc., EQT Corporation and Eagle Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to EQT Corporation’s Current Report on Form 8-K (File No. 001-03551) filed with the Commission on June 19, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 15, 2017

EQT CORPORATION

By:	/s/ Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Schedule 13D/A for Rice Midstream Partners LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 15, 2017

EQT INVESTMENTS HOLDINGS, LLC

By:	/s/ Joshua C. Miller
Name:	Joshua C. Miller
Title:	Vice President

Signature Page to Schedule 13D/A for Rice Midstream Partners LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 15, 2017

EQT PRODUCTION COMPANY

By:	/s/ David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

Signature Page to Schedule 13D/A for Rice Midstream Partners LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 15, 2017

EQT RE, LLC

/s/ David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

Signature Page to Schedule 13D/A for Rice Midstream Partners LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 15, 2017

RICE ENERGY OPERATING LLC

By:	/s/ David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

Signature Page to Schedule 13D/A for Rice Midstream Partners LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 15, 2017

RICE MIDSTREAM HOLDINGS LLC

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

Signature Page to Schedule 13D/A for Rice Midstream Partners LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 15, 2017

RICE MIDSTREAM GP MANAGEMENT LLC

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

Signature Page to Schedule 13D/A for Rice Midstream Partners LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 15, 2017

RICE MIDSTREAM GP HOLDINGS LP

By: Rice Midstream GP Management LLC

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

Signature Page to Schedule 13D/A for Rice Midstream Partners LP

EXHIBIT INDEX

EXHIBIT A	Joint Filing Agreement (filed herewith).

EXHIBIT B

Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

EXHIBIT C

Amended and Restated Limited Liability Company Agreement of Rice Midstream Management LLC (incorporated by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

EXHIBIT D

Registration Rights Agreement, dated as of December 22, 2014, by and between Rice Midstream Holdings LLC and Rice Midstream Partners LP. (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014).

EXHIBIT E	Power of Attorney dated November 15, 2017 (filed herewith).

EXHIBIT F

Agreement and Plan of Merger, dated as of June 19, 2017, by and among Rice Energy Inc., EQT Corporation and Eagle Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to EQT Corporation’s Current Report on Form 8-K (File No. 001-03551) filed with the Commission on June 19, 2017).

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: November 15, 2017

Signature Page to Joint Filing Statement for Rice Midstream Partners LP

EQT CORPORATION

By:	/s/ Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Joint Filing Statement for Rice Midstream Partners LP

EQT INVESTMENTS HOLDINGS, LLC

By:	/s/ Joshua C. Miller
Name:	Joshua C. Miller
Title:	Vice President

Signature Page to Joint Filing Statement for Rice Midstream Partners LP

EQT PRODUCTION COMPANY

By:	/s/ David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

Signature Page to Joint Filing Statement for Rice Midstream Partners LP

EQT RE, LLC

By:	/s/ David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

Signature Page to Joint Filing Statement for Rice Midstream Partners LP

RICE ENERGY OPERATING LLC

By:	/s/ David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

Signature Page to Joint Filing Statement for Rice Midstream Partners LP

RICE MIDSTREAM HOLDINGS LLC

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

Signature Page to Joint Filing Statement for Rice Midstream Partners LP

RICE MIDSTREAM GP MANAGEMENT LLC

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

Signature Page to Joint Filing Statement for Rice Midstream Partners LP

RICE MIDSTREAM GP HOLDINGS LP

By: Rice Midstream GP Management LLC

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

Signature Page to Joint Filing Statement for Rice Midstream Partners LP

EXHIBIT G

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitute and appoint Steven T. Schlotterbeck, Robert J. McNally and Lewis B. Gardner, and each of them, with full power to act without the other, its true and lawful attorney-in-fact, with full power of substitution, to execute for and on behalf of the undersigned, all Schedule 13Ds (including any amendments thereto) that the undersigned may be required to file as a result of the undersigned’s ownership or transactions in the securities of Rice Midstream Partners LP (the Partnership) in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder; do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grant to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Partnership assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned are no longer required to file Schedules 13D with respect to the undersigned’s holdings of and transactions in securities issued by the Partnership, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

[signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of November, 2017.

EQT CORPORATION

By:	/s/ Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Power of Attorney for Rice Midstream Partners LP

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of November, 2017.

EQT PRODUCTION COMPANY

By:	/s/ David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

Signature Page to Power of Attorney for Rice Midstream Partners LP

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of November, 2017.

EQT RE, LLC

By:	/s/ David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

Signature Page to Power of Attorney for Rice Midstream Partners LP

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of November, 2017.

RICE ENERGY OPERATING LLC

By:	/s/ David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

Signature Page to Power of Attorney for Rice Midstream Partners LP

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of November, 2017.

RICE MIDSTREAM HOLDINGS LLC

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

Signature Page to Power of Attorney for Rice Midstream Partners LP

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of November, 2017.

RICE MIDSTREAM GP MANAGEMENT LLC

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

Signature Page to Power of Attorney for Rice Midstream Partners LP

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of November, 2017.

RICE MIDSTREAM GP HOLDINGS LP

By: Rice Midstream GP Management LLC

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

Signature Page to Power of Attorney for Rice Midstream Partners LP